February 14, 2025

<u>Via Federal Express</u>

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Membership Application has been updated.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Corinne Klott

Corinne Klott
Assistant General Counsel
312-786-7793
Signature executed at 3:00pm on 02/14/25

Enclosures

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **02/14/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

25000037

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Corinne Klott (Name) Assistant General Counsel Cboe Exchange, Inc. (Title) (312) 786-7793 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/14/25 (MM/DD/YY) Cboe BYX Exchange, Inc. (Name of Applicant)

By: Corinne Klott [signature executed at 3:00pm on 02/14/25] (Signature) Corinne Klott, Assistant General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:
- Application for membership, participation or subscription to the entity;
- Application for approval as a person associated with a member, participant or subscriber of the entity; and
- Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:
- Membership Application | Updates: removed requirement to submit unaudited financial statements as of the last month end; changed FOCUS Report requirement from ‘all FOCUS Reports filed since the last annual audit’ to ‘most recent FOCUS Report’; added FINRA membership question; added MIAX Sapphire, LLC in the ‘Other Self-Regulatory Memberships’ section; updated ‘Account Administrator’ language to more accurately describe web portal functionality; added ‘Resources and Contact Information’ section.

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a member.

Membership Application

In order to join Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc. (each, an "Exchange"), an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST
☐ Membership Application, including Statutory Disqualification Notice
☐ Clearing Letter of Guarantee – per Exchange; applicable to non-clearing Applicants only
☐ User Agreement – per Exchange
☐ Securities Routing Agreement – per Exchange
☐ Most recent Form BD filing, if not available on WebCRD®
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®
☐ Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control or Exemption Report
☐ Most recent FOCUS Report
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ IRS Form W-9 or W-8
☐ A list of all Authorized Traders, including name and CRD #, the Applicant will be registering with the Exchange
☐ A list identifying all joint accounts pursuant to Exchange Rule 12.7, if applicable

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 913.815.7002. In addition, please refer to the Exchange's website at www.cboe.com for additional information regarding the membership process.

Membership Application

GENERAL INFORMATION		
Date:	CRD #:	SEC #: 8-
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	**REGULATORY CONTACT**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
TRADING CONTACT	**TECHNICAL CONTACT**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:____________________________ Federal Employer ID Number:________________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Proprietary Trading ☐ Public Customer Business ☐ Market Maker* ☐ Clearing Services

☐ Other: ____

*If applying as a Market Maker on the Exchange, a Market Maker Registration Application is also required.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS

The undersigned affirms on behalf of Applicant that (please check one of the boxes below):

☐ The Applicant is a member of Financial Industry Regulatory Authority, Inc. ("FINRA").

☐ The Applicant is not a member of FINRA and is exempt from such requirement pursuant to Rule 15b9-1 under the Securities Exchange Act of 1934 in that it:

(a) is (or will be) a member of a national securities exchange;
(b) carries no customer accounts; and
(c) effects transactions in securities solely on a national securities exchange of which it is a member, except as otherwise provided in Rule 15b9-1(c).[1]

☐ BOX Exchange LLC
☐ Cboe Exchange, Inc.
☐ Cboe BYX Exchange, Inc.
☐ Cboe BZX Exchange, Inc.
☐ Cboe C2 Exchange, Inc.
☐ Cboe EDGA Exchange, Inc.
☐ Cboe EDGX Exchange, Inc.
☐ Financial Industry Regulatory Authority, Inc.
☐ Investors Exchange LLC
☐ Long-Term Stock Exchange, Inc.
☐ MEMX LLC
☐ Miami International Securities Exchange, LLC
☐ MIAX Emerald, LLC
☐ MIAX PEARL, LLC
☐ MIAX Sapphire, LLC
☐ The Nasdaq Stock Market LLC
☐ Nasdaq BX, Inc.
☐ Nasdaq GEMX, LLC
☐ Nasdaq ISE, LLC
☐ Nasdaq MRX, LLC
☐ Nasdaq Phlx LLC
☐ New York Stock Exchange LLC
☐ NYSE American LLC
☐ NYSE Arca, LLC
☐ NYSE Chicago, Inc.
☐ NYSE National, Inc.

Name of Applicant's Designated Examining Authority (DEA): ____

ADDITIONAL INFORMATION

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA or any other Regulator:

SEC: ____________________ FINRA: ____________________ Other: ____________________

Name Other Regulator, if applicable: ____

If any material deficiencies were revealed, please explain. Attach an additional sheet if more space is needed.

Discuss any recent events or changes that **are not** reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application. Attach an additional sheet if more space is needed.

During the past three years has Applicant been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain. Attach an additional sheet if more space is needed.

[1] The exceptions in Rule 15b9-1(c) provide that:
"(1) A broker or dealer may effect transactions in securities otherwise than on a national securities exchange of which the broker or dealer is a member that result solely from orders that are routed by a national securities exchange of which the broker or dealer is a member to comply with § 242.611 of this chapter or the Options Order Protection and Locked/Crossed Market Plan; or
(2) A broker or dealer may effect transactions in securities otherwise than on a national securities exchange of which the broker or dealer is a member, with or through another registered broker or dealer, that are solely for the purpose of executing the stock leg of a stock-option order. A broker or dealer seeking to rely on this exception shall establish, maintain and enforce written policies and procedures reasonably designed to ensure and demonstrate that such transactions are solely for the purpose of executing the stock leg of a stock-option order. Such broker or dealer shall preserve a copy of its policies and procedures in a manner consistent with § 240.17a-4 until three years after the date the policies and procedures are replaced with updated policies and procedures."

AML COMPLIANCE OFFICER		
Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.		
Name:		Title:
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION
The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A 'Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.5, Interpretation and Policy .01 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Address (if different than principal office):		
Phone:	Email:	

DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Address (if different than principal office):		
Phone:	Email:	

DESIGNATED SERIES 27 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Address (if different than principal office):		
Phone:	Email:	

SUPERVISOR OF AUTHORIZED TRADERS		
Name:	Title:	CRD #:
Address (if different than principal office):		
Phone:	Email:	

ACCOUNT ADMINISTRATORS		
A Member must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Member. Account Administrators will be able to grant access to tools within the Cboe Customer Web Portal including, but not limited to: historical market data subscriptions; logical port request, modify or delete forms; physical connection request or delete forms; and invoices and billing files.		
Name:	Title:	CRD #:
Phone:	Email:	

Name:	Title:	CRD #:
Phone:	Email:	

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of Applicant Broker-Dealer, I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

Resources and Contact Information

U.S. Equities Fee Schedules:
BYX available here | BZX available here | EDGA available here | EDGX available here

U.S. Equities Rule Books:
BYX available here | BZX available here | EDGA available here | EDGX available here

U.S. Equities Technical Specifications: available here

U.S. Equities Support Documentation: available here - *Market Maker Registration Application, Retail Member Organization Application, Service Bureau Agreement, etc.*

All Cboe Exchange applicants should be aware of the Consolidated Audit Trail (CAT) requirements as Cboe Members under SEC Rule 613 and the Cboe Exchanges' CAT Compliance Rules (i.e., BZX/BYX/EDGA/EDGX Rules 4.5 through 4.17). For additional information, please visit the CAT NMS Plan website (www.catnmsplan.com), including the CAT Registration & Onboarding | CATNMSPLAN page. As a general matter, questions about CAT registration, onboarding and reporting requirements may be referred to the FINRA CAT Helpdesk. Questions about Cboe-specific linkage or technical considerations and/or Cboe-rules and interpretive matters may be referred to the Cboe Trade Desk or Cboe Reg Interps, respectively. FINRA CAT and Cboe contact information is available here: Plan Participant Contact List | CATNMSPLAN.

Membership Services
913.815.7002
MembershipServices@cboe.com

Trade Desk
913.815.7001
TradeDesk@cboe.com

Network
913.815.7005
NOC@cboe.com

Market Data Services
212.378.8821
MarketData@cboe.com

Regulatory Interpretations
312.786.7229
RegInterps@cboe.com